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                    AMENDMENT TO EXPENSE LIMITATION AGREEMENT

        AMENDMENT TO EXPENSE LIMITATION AGREEMENT (the "Amendment"), effective as of February 11, 2003, by and between William Blair & Company, L.L.C., an Illinois limited liability company (the "Advisor") and William Blair Funds (the "Trust"), on behalf of the William Blair Institutional International Growth Fund series of the Trust (the "Fund").

        WHEREAS, the Trust and the Advisor have entered into an Expense Limitation Agreement dated April 23, 2002 (the "Expense Limitation Agreement"), which would otherwise terminate according to its terms on April 30, 2003; and

        WHEREAS, the Trust and the Advisor desire to extend the Expense Limitation Agreement for another year;

        NOW THEREFORE, the parties hereto agree that Sections 1.1, 2 and 3 of the Expense Limitation Agreement are hereby amended and restated to read as follows:

                "1.1    Applicable Expense Limit. To the extent that the
        ordinary operating expenses incurred by the Fund in any fiscal year, including but not limited to investment advisory fees of the Advisor, but excluding interest, taxes, brokerage commissions, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund's business ("Fund Operating Expenses"), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the "Excess Amount") shall be the liability of the Advisor to the extent set forth in this Agreement." and

        "2.     REIMBURSEMENT OF FEE WAIVERS AND EXPENSE REIMBURSEMENTS.

                If on any day during which the Advisory Agreement is in effect, the estimated annualized Fund Operating Expenses of the Fund for that day are less than the Operating Expense Limit, the Advisor shall be entitled to reimbursement by the Fund of the investment advisory fees waived or reduced, and any other expense reimbursements or similar payments remitted by the Advisor to the Fund pursuant to Section 1 hereof (the "Reimbursement Amount") since the Fund commenced operations, to the extent that the Fund's annualized Operating Expenses plus the amount so reimbursed equals, for such day, the Operating Expense Limit, provided that such amount paid to the Advisor will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed." and

        "3.     TERM AND TERMINATION OF AGREEMENT.

                The Agreement shall terminate either upon the earlier of termination of the Advisory Agreement or on April 30, 2004. The obligation of the Advisor under Section 1 of this Agreement and the Trust under Section 2 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination."

        IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

                                               WILLIAM BLAIR FUNDS


                                               By: /s/ Marco Hanig
                                                  ------------------------------
                                                  Name:  Marco Hanig
                                                  Title: President

                                               WILLIAM BLAIR & COMPANY, L.L.C.


                                               By: /s/ Timothy Burke
                                                  ------------------------------
                                                  Name:  Timothy Burke
                                                  Title: Principal